Microlin Bio, Inc.

135 E. 57th St., 12th Floor

New York, NY 10022

September 19, 2014

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Amy Reischauer
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Microlin Bio, Inc. Withdrawal of Registration Statement on Form S-1 Filed on January 10, 2014, as amended File No. 333-193315

Dear Ms. Reischauer:

On behalf of Microlin Bio, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-193315), as initially filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2014 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please provide a copy of the Order to Faith L. Charles of Thompson Hine LLP, via email at Faith.Charles@thompsonhine.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact the Company’s legal counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905.

Very truly yours,

/s/ Joseph Hernandez

Joseph Hernandez
Chief Executive Officer

cc: Faith L. Charles, Thompson Hine LLP